UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 3, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

3 July 2007
Number 21/07

BHP BILLITON APPROVES PYRENEES PROJECT OFFSHORE WESTERN AUSTRALIA

BHP Billiton today announced approval of the Pyrenees project located in licence block number WA-12-R in the Exmouth Sub-basin, off the North West Australian coast. First production is expected during the first half of calendar year 2010.

Project costs for the Pyrenees development are approximately US$1.7 billion, of which BHP Billiton's share is 71.43 per cent (approximately US$1.2 billion). The expenditure includes the purchase of a floating production, storage and offloading vessel (FPSO) and the development of 13 subsea wells tied back to this facility. The field is estimated to have an economic life of 25 years and BHP Billiton is the operator.

The other co-venturer in the project is Apache Corporation with a 28.57 percent interest.

The Pyrenees fields of Crosby, Ravensworth and Stickle were discovered in WA-12-R in July 2003 and have estimated recoverable oil reserves in the range of 80-120 million barrels of oil. Water depth across the development area is between 170 to 250 metres.

BHP Billiton Group President Energy, J. Michael Yeager said the Pyrenees development is a welcome expansion to BHP Billiton's oil producing assets in Western Australia.

"The Pyrenees development presents another solid opportunity for the Company to commercialise reserves in the Exmouth Sub-basin, an important oil region in Australian waters," Mr Yeager said.

"Pyrenees is the second FPSO development we are undertaking in the region and builds on our knowledge and execution capability in Western Australia. In November 2005 we approved the development of the Stybarrow oil field located in the Exmouth Sub-basin, approximately 20 kilometres west of the Pyrenees development. Stybarrow start up is on schedule for the first quarter of calendar year 2008."

The FPSO vessel will be disconnectable, double hulled and able to process approximately 96,000 barrels of oil a day. Oil export will be via shuttle tankers.

The Pyrenees WA-12-R project has been subjected to a comprehensive environmental impact assessment process that has involved extensive consultation with the local community and other key stakeholders.

About BHP Billiton

BHP Billiton is the world's largest diversified resources company, with a portfolio of high-quality, long-life assets and a significant pipeline of growth projects. The Company employs approximately 37,000 people at more than 100 locations in more than 25 countries. BHP Billiton Petroleum is a substantial oil and gas exploration and production business. Its principal activities are oil and natural gas exploration, development, production and marketing.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 July 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary